SECURITIES AND EXCHANGE COMMISSION
	                      Washington, D.C. 20549

	                              FORM 6-K

             REPORT OF FOREIGN PRIVATE ISSUERS PURSUANT TO RULE
             13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT
                                  OF 1934

             Dated: February 26, 2004

                       Commission file number 0-21392

                            AMARIN CORPORATION PLC
            (Exact name of Registrant as Specified in its Charter)

                                   ENGLAND
                      (Jurisdiction of Incorporation or
                            organization of Issuer)


                                7 Curzon Street
                             London W1J 5HG, England
                      (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

            [X] Form 20-F            [ ] Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            [ ] Yes                  [X] No

Attachment:

Material Events

(a) Amarin Corporation Completes Asset Sale to
    Valeant Pharmaceuticals International.


This report on Form 6-K is hereby incorporated by reference in
(a) the registration statement on Form F-3 (Registration No. 333-104748) of Amarin Corporation plc and in the prospectus contained therein, (b)the registration statement on Form F-3 (Registration No. 333-13200) of Amarin Corporation plc and in the prospectus contained therein and (c)the registration statement on Form F-3 (Registration No.333-12642) of Amarin Corporation plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by Amarin Corporation plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.

           Pursuant to the requirements of the
Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                         AMARIN CORPORATION PLC



                        By:/s/Richard A B Stewart
                          Richard A B Stewart
                          Chief Executive Officer



Date: February 26, 2004



               Index to Exhibits

Exhibit Item                  Sequentially Numbered Page

(a) Material Event description-             4







                                       Exhibit (a)


Contact:
Rick Stewart
Chief Executive Officer
Amarin Corporation plc
Phone: +44 (0) 207 907 2442
investor.relations@amarincorp.com

Ian Garland
Chief Financial Officer
Amarin Corporation plc
Phone +44 (0) 207 907 2444
investor.relations@amarincorp.com

                  AMARIN CORPORATION COMPLETES ASSET SALE TO
                     VALEANT PHARMACEUTICALS INTERNATIONAL


     LONDON, United Kingdom, February 26, 2004 Amarin Corporation plc (NASDAQ: AMRN) today announced that it has completed the sale of its U.S. based subsidiary, Amarin Pharmaceuticals, Inc. and a majority of its U.S. products to Valeant Pharmaceuticals International (Valeant) (NYSE: VRX). The terms of the transaction were substantially as previously announced on February 12. Under the terms of the merger, Amarin Pharmaceuticals, Inc. will become a wholly owned subsidiary of Valeant Pharmaceuticals International.

     Amarin also announces that it has settled its financial obligations to Elan under the terms announced on February 12, 2004.

     For press releases and other corporate information, visit our website at http://www.amarincorp.com.

     Statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties which may cause the Company's actual results in future periods to be materially different from any performance suggested herein. Such risks and uncertainties include, without limitation, the uncertainty of entering into and consummating a definitive agreement on terms acceptable to the parties, the inherent uncertainty of pharmaceutical research, product development and commercialization, the impact of competitive products and patents, as well as other risks and uncertainties detailed from time to time in periodic reports. For more information, please refer to Amarin Corporation's Annual Report for 2002 on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. Amarin Corporation assumes no obligation to update information on its expectations.